**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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**FORM 6-K**

**REPORT OF A FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**For May 2010**

**Commission File Number 0-28800**

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**DRDGOLD Limited**

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(_Address of principal executive offices_)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

**Attached to the Registrant Form 6-K filing for the month of May 2010, incorporated by reference herein:**

**<u>Exhibit</u>**

99.1    Release dated May 21, 2010, entitled "DEALING IN SECURITIES BY A DIRECTOR".

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: May, 24 2010                    By: /s/ Themba Gwebu
                                          Name: Themba Gwebu
                                          Title: Company Secretary

**Exhibit 99.1**

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 of the JSE Limited Listings Requirements, the following information regarding a transaction by a director in securities of DRDGOLD is disclosed:

| | |
|---|---|
| Name of director: | Mr. Mark Burrell |
| Name of company of which he is a director: | Blyvooruitzicht Gold Mining Company Limited |
| Dates on which transaction was effected: | 20 May 2010 |
| Nature of transaction: | Purchase |
| Class of security: | Ordinary shares |
| Number of ordinary shares: | 2 500 |
| Average price per security: | R3.59 |
| Total value of transaction: | R8 975 |
| Nature of director`s interest: | Direct beneficial |
| Confirmation of on-market or off-market: | on-market |

In compliance with Rule 3.66 of the JSE Listings Requirements, prior clearance to deal in the above securities was obtained from the Chairman of the Board. The above trade was completed outside of a closed period.

21 May 2010

Blackheath